UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007.

Commission File Number 0-17164

Mamma.com Inc.

(Translation of registrant’s name into English)

388 St. Jacques Street West, 9th Floor, Montreal, Quebec H2Y 1S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

On May 14, 2007, the registrant filed with the Ontario Securities Commission its Management Information Circular dated April 30, 2007. A copy of the registrant’s Management Information Circular is furnished herewith as Exhibit 99.1.

On May 14, 2007, the registrant filed with the Ontario Securities Commission a Proxy for Annual and Special Meeting of Shareholders to be held on June 8, 2007 (the “Proxy”). A copy of the Proxy is furnished herewith as Exhibit 99.2.

On May 14, 2007, the registrant filed with the Ontario Securities Commission a Letter to Shareholders dated April 30, 2007. A copy of this letter is furnished herewith as Exhibit 99.3.

On May 14, 2007, the registrant filed with the Ontario Securities Commission a Notice of Annual and Special Meeting of Shareholders dated April 30, 2007 (the “Notice”). A copy of the Notice is furnished herewith as Exhibit 99.4.

On May 14, 2007, the registrant filed with the Ontario Securities Commission a Policy 41 Card for the Annual and Special Meeting of Shareholders to be held on June 8, 2007. A copy of such Policy Card is furnished herewith as Exhibit 99.5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mamma.com Inc.
(Registrant)

Date: May 14, 2007	By	/s/ Daniel Bertrand
(Signature)
Daniel Bertrand, Executive Vice-President and Chief Financial Officer

*Print the name and title under the signature of the signing officer.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Management Information Circular dated as of April 30, 2007

99.2	Proxy for Annual and Special Meeting of Shareholders

99.3	Letter to Shareholders dated April 30, 2007

99.4	Notice of Annual and Special Meeting of Shareholders dated April 30, 2007

99.5	Policy 41 Card

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